SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTOR’S MEETING HELD ON

FEBRUARY 17, 2019

1.  Date, Time and Place. On February 17, 2019 at 8:00 am, held at the headquarters of Gafisa S.A. (“Company”), in the city and state of São Paulo, at Avenida das Nações Unidas, No. 8,501, 19th floor.

2.  Call Notice and Attendance. The call notice was sent by the Board’s Chairman to the electronic address of other members of the board of directors. All members of the Board of Directors attended the meeting.

3.  Composition of the Board. Chairman: Mr. Mu Hak You, replaced in the course of the meeting by Mr. Augusto Marques da Cruz. Secretary: Mrs. Karen Sanchez Guimarães.

4.  Resolutions. The members of the Board of Directors decided,

(i)        To appoint, pursuant to paragraph 1 of Article 17 of the Company’s Bylaws and Article 150 of Law 6,404, dated December 15, 1976, as members of the Company’s Board of Directors, to occupy the two vacant positions currently vacant, until the next extraordinary shareholders meeting (a) Augusto Marques da Cruz Filho, Brazilian, married, economist, bearer of the ID No. 5.761.837-9 SSP/SP, enrolled with the CPF/ME under No. 688.369.968-68, with commercial address in the city and state of São Paulo, at Rua Correia Vasques, No. 250, 9th floor; and (b) Oscar Segall, Brazilian, married, businessman, bearer of the ID No. 8.364.469 SSP/SP, enrolled with the CPF/ME under No. 054.471.698-10, with commercial address in the city and state of São Paulo, at Av. Juscelino Kubitschek, No. 1,455, 7th floor, set 71.

(ii)       To attest that Mr. Augusto Marques da Cruz Filho and Mr. Oscar Segall signed in this act the instrument of investiture to hold the position of full members of the Board of Directors, as well as the adhesion form to the Disclosure and Use of Information and Securities Trading Policy.

(iii)      To attest that Mr. Augusto Marques da Cruz Filho and Mr. Oscar Segall presented their statement attesting their compliance to the to the independence criteria established in the Novo Mercado Regulation, which were received by the members of the Board of Directors attending the meeting, who granted their characterization as independent members for the purposes of the Novo Mercado Regulation.

(iv)      To attest the resignation presented by Mr. Mu Hak You and Mr. Thiago Joon You in the course of this Meeting to the position of members of the Board of Directors, with the Board of Directors being composed of 5 (five) full members.

(v)        To elect Mr. Augusto Marques da Cruz, qualified above, as the new Chairman of the Company`s Board of Directors, pursuant to Article 17 of the Company’s Bylaws, which also assumes the chairmanship of this Board of Directors Meeting until its closure.

(vi)      To approve the installation of the non-statutory “Restructuring Committee”, which is responsible for in-depth studies and analysis aimed at the financial and administrative restructuring of the Company, pursuant to paragraph 2 of Article 31 of the Company’s Bylaws, according to the document filed at the Company’s headquarters, which will be in permanent operation until the Board of Directors decides to terminate its activities. They appointed the following members to the Restructuring Committee: (i) Augusto Marques da Cruz Filho, Brazilian, married, economist, bearer of the ID No. 5.761.837-9 SSP/SP, enrolled with the CPF/ME under No. 688.369.968-68, with commercial address in the city and state of São Paulo, at Rua Correia Vasques, No. 250, 9th floor; (ii) Ana Maria Loureiro Recart, Brazilian, married, lawyer, bearer of the ID No. 20.800-2 SSP/SP, enrolled with he CPF/ME under No. 261.320.138-06, with commercial address in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, No. 3,900, 6th floor; and (iii) Oscar Segall, Brazilian, married, businessman, bearer of the ID No. 8.364.469 SSP/SP, enrolled with the CPF/ME under No. 054.471.698-10, with commercial address in the city and state of São Paulo, at Av. Juscelino Kubitschek, No. 1,455, 7th floor, set 71.

5. Closing. With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, February 17, 2019. Signatures (signed) Mu Hak You, President at the beginning of the meeting; Augusto Marques da Cruz Filho, President at the closure of the Meeting, Karen Sanchez Guimarães, Secretary. Board Members: Mu Hak You, Karen Sanchez Guimaraes, Ana Maria Loureiro Recart, Thiago Hi Joon You, Pedro Carvalho de Mello, Augusto Marques da Cruz Filho and Oscar Segall.

Mu Hak You President (Beginning)	Karen Sanchez Guimaraes Secretary

Augusto Marques da Cruz Filho President (Closure)

(Signature page to the Minutes of the Meeting of the Board of Directors of Gafisa S.A. held on February 17, 2019)

Present Members of the Board of Directors:

Mu Hak You	Karen Sanchez Guimaraes

Augusto Marques da Cruz Filho	Ana Maria Loureiro Recart

Thiago Hi Joon You	Pedro Carvalho de Mello

Oscar Segall

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 18, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer